KH 4/3

12013870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 19 2012 WASH. D.C. 310

SEC FILE NUMBER
8-21620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Muni, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3160 Crow Canyon Road, Suite 270
(No. and Street)

San Ramon (City) CA (State) 94583-1160 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Kinkade (925) 287-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Muni, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Financial and Operations Principal
Title

[signature]
Notary Public

MICHAEL SMITH
Commission # 1886869
Notary Public - California
Marin County
My Comm. Expires May 20, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Butler Muni, LLC

Financial Statements

and

Supplementary Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Year ended December 31, 2011

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

To the Managing Member and Management of Butler Muni, LLC

We have audited the accompanying statement of financial condition of Butler Muni, LLC as of December 31, 2011, and the related statements of income, changes in member's capital, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended that the management of Butler Muni, LLC is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Butler Muni, LLC. Our responsibility is to express an opinion on these financial statements, based on the audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Muni, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We conducted the audit to form an opinion on the financial statements as a whole. Management of Butler Muni, LLC presents the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 for additional analysis and it is not a required part of the financial statements. Such information is the responsibility of the management of Butler Muni, LLC. They derived such information from, and it relates directly to the underlying accounting and other records used to prepare the financial statements. We have subjected such information to the auditing procedures applied to the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
March 9, 2012

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Butler Muni, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$1,655,997
Receivable from clearing organization	110,632
Commissions receivable	56,711
Accounts receivable	6,000
Prepaid expenses	36,263
Deposits	3,601
Total assets	$1,869,204
Liabilities and Member's Capital	
Accounts payable and accrued liabilities	$ 864,734
Income taxes payable	1,600
Total liabilities	866,334
Member's capital	1,002,870
Total liabilities and member's capital	$1,869,204

The accompanying notes are integral to the financial statements.

Butler Muni, LLC
Statement of Income
Year ended December 31, 2011

Revenues	
Commissions	$5,673,419
Interest	2,830
Other	6,000
Total revenue	5,682,249
Expenses	
Compensation, taxes and benefits	3,659,544
Clearing charges	229,731
Communications	400,992
Occupancy	183,599
Professional fees and other	61,141
Promotion	269,470
Interest	2,535
Total expenses	4,807,012
Net income before income taxes	875,237
Income taxes	1,700
Net income	$ 873,537

The accompanying notes are integral to the financial statements.

Butler Muni, LLC
Statement of Changes in Member's Capital
Year ended December 31, 2011

Balance, December 31, 2010	$ 799,773
Capital contributions	40,000
Capital withdrawals	(710,440)
Net income	873,537
Balance, December 31, 2011	$1,002,870

The accompanying notes are integral to the financial statements.

Butler Muni, LLC
Statement of Cash Flows
Year ended December 31, 2011

Cash flows from operating activities	
Net income	$ 873,537
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in current assets and liabilities	
Receivable from clearing organization	(56)
Commissions receivable	(24,454)
Interest receivable	12,500
Accounts receivable	(6,000)
Prepaid expenses	(15,946)
Accounts payable and accrued liabilities	94,130
Net cash provided (used) by operating activities	933,711
Cash flows from investing activities	
Net change in deposits	(1)
Net cash provided (used) by investing activities	(1)
Cash flows from financing activities	
Capital withdrawals	(710,440)
Net cash provided (used) by financing activities	(710,440)
Change in cash and cash equivalents	223,270
Cash and cash equivalents,	
Beginning of year	1,432,727
End of year	$1,655,997
Supplemental information	
Cash paid for interest	$ 2,535
Cash paid for income taxes	$ 1,700
Matured subordinated note payable to member contributed to capital	$ 40,000

The accompanying notes are integral to the financial statements.

Butler Muni, LLC
Notes to Financial Statements
December 31, 2011

Note 1 – Basis of presentation and significant accounting policies

Basis of presentation

Butler Muni, LLC (LLC) formed effective November 1, 2008 as a California limited liability company and succeeded to and continued the business of Butler Larsen Pierce & Company, Inc. (INC), which incorporated in California as K. R. Butler, Incorporated on March 10, 1977. LLC is a municipal securities brokers' broker registered with the Securities and Exchange Commission (SEC), regulated by the Financial Industry Regulatory Authority, Inc. (FINRA) and subject to rules promulgated by the Municipal Securities Rulemaking Board (MSRB).

LLC clears its trades through a clearing broker-dealer on a fully disclosed basis in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of accounting

Management of LLC prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP), reflecting the following significant accounting policies.

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

Receivable from and payable to clearing organization

The receivable from clearing organization represents amounts held by the clearing broker of LLC, in an interest-bearing account, including a required minimum deposit of $100,000. As of December 31, 2011, accounts payable and accrued liabilities include $3,100 due to the clearing organization for clearing charges.

Commission revenue

LLC arranges simultaneous principal purchase and sale transactions in municipal securities. Commission revenue results from the spread between sale and purchase prices for the traded municipal securities. LLC records commission revenue on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and

Butler Muni, LLC
Notes to Financial Statements
December 31, 2011

Note 1 – Basis of presentation and significant accounting policies (continued)

liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Subsequent events
LLC evaluated subsequent events for recognition and disclosure through March 9, 2012. Management concluded that no material subsequent events have occurred since December 31, 2011, which required recognition or disclosure.

Note 2 – Liability subordinated to claims of general creditors

As of December 31, 2010, the liability subordinated to claims of general creditors consisted of a note payable to the Member for $40,000, with variable interest (at the Prime Rate plus 3.00% with a Prime Rate of 3.25% as of December 31, 2010) payments due monthly and principal due at maturity on May 31, 2011. The Member elected to convert the note to equity at maturity. During the period January 1 through May 31, 2011, LLC paid interest totaling $1,042 to the Member.

FINRA approved the note payable as complying with the "satisfactory subordination agreements" provisions of Appendix D to SEC Rule 15c3-1 regarding Net Capital.

Note 3 – Income taxes

LLC elected under the Internal Revenue Code for the Internal Revenue Service to treat LLC as a disregarded entity for income tax purposes. Accordingly, the income, expenses, gains and losses of LLC flow directly to its Member, who assumes the related income tax liabilities and expenses. In addition, except for certain state franchise and gross receipts taxes, LLC records no provision for income taxes.

Management of LLC considers certain tax positions taken by LLC. A tax position is a position taken in a previously filed tax return or a position management of LLC expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

Note 3 – Income taxes (continued)

1. A decision not to file a tax return
2. An allocation or a shift of income between jurisdictions
3. The characterization of income or a decision to exclude reporting taxable income in a return
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires management of LLC to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

LLC files tax returns in the state of California. LLC recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended December 31, 2011, interest and penalties related to income taxes and tax positions were not material. As of December 31, 2011, management of LLC believes that there are no tax positions of LLC where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending December 31, 2012.

As of December 31, 2011, open tax periods subject to future examination by taxing authorities cover periods from inception of LLC, August 20, 2008 through December 31, 2011.

Note 4 – Pension plan

LLC maintains a defined contribution profit sharing plan (Plan) for the benefit of its employees. Eligible employees may defer a percentage of their compensation into the Plan. LLC may also contribute to the Plan at its discretion. During the year ended December 31, 2011, LLC did not contribute to the Plan.

Note 5 – Commitments and contingencies

INC and LLC lease office space under various non-cancelable operating leases that expire variously through February 28, 2015. Future minimum lease payments during the years ending December 31, total as follows:

2012	$135,832
2013	139,810
2014	136,483
2015	16,827
Total future minimum lease payments	428,952
Prepaid (deferred) rent, net	(3,430)
Net future minimum lease payments	$425,522

Rent expense during the year ended December 31, 2011, including certain escalation charges, storage, parking and operating expense shares, totaled $135,218.

As part of the formation of LLC, under an informal agreement, LLC subleases office space from INC.

LLC, in the normal course of its business, may be named in matters arising from its activities as a brokers' broker. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of LLC.

Note 6 – Risks, concentrations and uncertainties

At various times during the year ended December 31, 2011, LLC maintained cash balances at a commercial bank that exceeded federal deposit insurance limits.

LLC operates nationally, principally through offices in San Ramon, California and Hoboken, New Jersey. During the year ended December 31, 2011, commission revenue generated by trading activity with one customer totaled approximately 13% of total commission revenue. During the year ended December 31, 2011, commission revenue generated by trading activity by four brokers, each exceeding 10%, totaled approximately 59% of total commission revenue.

Note 6 – Risks, concentrations and uncertainties (continued)

Under the terms of the agreement between LLC and its clearing broker, LLC may be obligated to assume certain exposures related to nonperformance by its customers. In such event, LLC may be required to purchase or sell financial instruments at prevailing market prices.

In the normal course of its business, LLC enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreement between LLC and its clearing broker, the clearing broker can charge LLC for losses that result from a counter party's failure to fulfill its obligations. The policy of LLC is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, LLC reviews the credit standing of each client with which it conducts business.

Note 7 – Net capital requirement

As a registered municipal securities brokers' broker, LLC is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (Rule). The Rule requires the maintenance of minimum net capital, as defined, equivalent to the greater of $150,000 or 6⅔% of aggregate indebtedness, as defined, and a ratio of aggregate indebtedness to net capital of less than 15:1.

As of December 31, 2011, LLC had net capital of $957,006, which exceeded the minimum requirement of $150,000 by $807,006, and a ratio of aggregate indebtedness to net capital of 0.91:1, which was less than the maximum allowable.

Supplementary Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Butler Muni, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2011

Balance, December 31, 2010	$40,000
Increases	–
Decreases	
Contribution to equity at maturity	(40,000)
Balance, December 31, 2011	$ –

Butler Muni, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Aggregate indebtedness	
Total liabilities	$866,334
Subordinated liabilities	–
Aggregate indebtedness	$866,334
Net capital	
Member's equity	$1,002,870
Deductions	
Accounts receivable	(6,000)
Prepaid expenses	(36,263)
Deposits	(3,601)
Total deductions	(45,864)
Net capital	957,006
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6⅔% of aggregate indebtedness or $150,000	150,000
Excess net capital	$ 807,006
Aggregate indebtedness to net capital ratio	0.91:1

Butler Muni, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2011

Reconciliation with Computation of Butler Muni, LLC
(Included in Part IIA of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$957,006
Audit adjustments	(–)
Net capital, as adjusted	$957,006
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$866,344
Audit adjustments	–
Aggregate indebtedness, as adjusted	$866,344

Butler Muni, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Butler Muni, LLC is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that Butler Muni, LLC limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Butler Muni, LLC
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Managing Member and Management of Butler Muni, LLC

In planning and performing the audit of the financial statements of Butler Muni, LLC (LLC) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the internal control over financial reporting (internal control) of LLC to design the audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of LLC. Accordingly, we do not express an opinion on the effectiveness of the internal control of LLC.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LLC, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because LLC does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordations of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that internal control will not prevent, or detect and correct, material misstatements of the financial statements on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider significant deficiencies and communicated them in writing to management and those charged with governance on March 9, 2012.

We understand that the SEC considers practices and procedures that accomplish the objectives referred to in the second paragraph to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of LLC, as described in the second paragraph, were adequate, as of December 31, 2011, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Managing Member and management of LLC, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
March 9, 2012

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Accountants on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

To the Managing Member and Management of Butler Muni, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7, "General Assessment Reconciliation" to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011 which were agreed to by Butler Muni, LLC (LLC), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating the compliance by LLC with the applicable instructions of Form SIPC-7. The management of LLC is responsible for the compliance by LLC with those requirements. We conducted this agreed-upon procedures engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the parties specified in this report requested this report or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on Form SIPC-7 with the respective cash disbursement record from the "Bank Check Register" of LLC, noting no differences;
2. Compared the amounts reported on SEC Form X-17A-5 Part II for the year ended December 31, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2011, noting only immaterial differences;
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, including SEC Form X-17A-5 Part II, the "General Ledger Report," "Bank Check Register" and "A/R Cash Receipts Journal" of LLC and the monthly "Summary of Correspondent Settlement and TD EOM Production Statistics" of the clearing broker-dealer for LLC, noting only immaterial differences;

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers described above, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which LLC originally computed and SIPC recomputed the overpayment, noting no differences.

LLC did not engage us to, and we did not conduct, an examination, the objective of which would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that we would have reported to you.

We intend this report solely for the information and use of the parties listed above. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
March 9, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021620 FINRA DEC
BUTLER MUNI LLC 23*24
3160 CROW CANYON RD STE 270
SAN RAMON CA 94583-1160

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stephen Kinkade (415) 225-0488

2. A. General Assessment (item 2e from page 2) $ 13,614

B. Less payment made with SIPC-6 filed (exclude interest) (6,663)
7/31/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,951

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,951

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Butler Muni LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 20 12.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,676,249
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	227,331
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	414
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2830	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2830
Total deductions	230,575
2d. SIPC Net Operating Revenues	$ 5,445,674
2e. General Assessment @ .0025	$ 13,614 (to page 1, line 2.A.)